EXHIBIT 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2013

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months		Six months
	ended June 30		ended June 30
	2013	2012	2013	2012

Revenues	$601,922	$593,193	$1,099,974	$1,083,249

Cost of revenues	391,534	386,832	731,411	717,977
Selling, general and administrative expenses	165,904	165,877	313,710	314,965
Depreciation	9,374	7,763	18,304	15,434
Amortization of intangible assets (note 15)	20,220	4,490	24,788	9,288
Acquisition-related items (note 5)	3,741	2,874	5,947	9,427
Operating earnings	11,149	25,357	5,814	16,158

Interest expense, net	5,892	4,266	11,064	8,773
Other income, net (note 6)	(545)	(125)	(779)	(288)
Earnings (loss) before income tax	5,802	21,216	(4,471)	7,673
Income tax (note 7)	1,311	6,567	(743)	3,861
Net earnings (loss)	4,491	14,649	(3,728)	3,812

Non-controlling interest share of earnings (note 10)	4,097	4,366	4,537	3,843
Non-controlling interest redemption increment (note 10)	6,268	(537)	11,848	3,096
Net earnings (loss) attributable to Company	(5,874)	10,820	(20,113)	(3,127)
Preferred share dividends	858	2,460	3,146	4,920

Net earnings (loss) attributable to common shareholders	$(6,732)	$8,360	$(23,259)	$(8,047)

Net earnings (loss) per common share (note 11)

Basic	$(0.21)	$0.28	$(0.75)	$(0.27)

Diluted	$(0.21)	$0.28	$(0.75)	$(0.27)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months		Six months
	ended June 30		ended June 30
	2013	2012	2013	2012

Net earnings (loss)	$4,491	$14,649	$(3,728)	$3,812

Foreign currency translation gain (loss)	(11,976)	(5,364)	(14,528)	(331)
Reclassification to earnings of other comprehensive income
on investment (note 5)	-	-	-	2,553
Comprehensive earnings (loss)	(7,485)	9,285	(18,256)	6,034

Less: Comprehensive earnings attributable to non-controlling
shareholders	10,561	3,290	16,603	6,300

Comprehensive earnings (loss) attributable to Company	$(18,046)	$5,995	$(34,859)	$(266)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	June 30, 2013	December 31, 2012
Assets
Current Assets
Cash and cash equivalents	$90,840	$108,684
Restricted cash	5,079	3,649
Accounts receivable, net of allowance of $24,247 (December 31, 2012 - $22,357)	341,060	328,455
Income tax recoverable	12,911	2,503
Inventories	15,550	14,918
Prepaid expenses and other current assets	34,863	34,197
Deferred income tax	18,133	18,135
	518,436	510,541

Other receivables	7,317	6,328
Other assets	16,201	13,972
Fixed assets	102,408	107,011
Deferred income tax	111,884	99,464
Intangible assets	193,340	177,949
Goodwill	459,381	402,645
	890,531	807,369
	$1,408,967	$1,317,910

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$83,582	$88,593
Accrued liabilities	273,077	312,861
Income taxes payable	11,653	6,477
Unearned revenues	32,146	19,702
Long-term debt - current (note 8)	36,822	39,038
Contingent acquisition consideration - current (note 9)	13,525	351
Deferred income tax	875	875
	451,680	467,897

Long-term debt - non-current (note 8)	438,818	298,167
Convertible debentures (note 8)	76,992	77,000
Contingent acquisition consideration (note 9)	7,350	12,649
Other liabilities	27,066	35,610
Deferred income tax	42,428	34,683
	592,654	458,109
Non-controlling interests (note 10)	192,941	151,969

Shareholders' equity
Preferred shares (note 13)	-	130,762
Common shares	223,996	118,821
Contributed surplus	33,252	29,781
Deficit	(105,405)	(74,024)
Accumulated other comprehensive earnings	19,849	34,595
	171,692	239,935
	$1,408,967	$1,317,910

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information) - in accordance with accounting principles generally accepted in the
United States of America

	Preferred shares		Common shares				Accumulated
	Issued and		Issued and				other	Total
	outstanding		outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	shares	Amount	surplus	Deficit	earnings	equity

Balance, December 31, 2012	5,230,634	$130,762	30,070,104	$118,821	$29,781	$(74,024)	$34,595	$239,935
Comprehensive earnings:
Net earnings (loss)	-	-	-	-	-	(3,728)	-	(3,728)
Other comprehensive earnings	-	-	-	-	-	-	(14,528)	(14,528)
Other comprehensive earnings
attributable to NCI	-	-	-	-	-	-	(218)	(218)
NCI share of earnings	-	-	-	-	-	(4,537)	-	(4,537)
NCI redemption increment	-	-	-	-	-	(11,848)	-	(11,848)

Subsidiaries’ equity
transactions	-	-	-	-	1,616	-	-	1,616

Subordinate Voting Shares:
Stock option expense	-	-	-	-	2,323	-	-	2,323
Stock options exercised	-	-	278,500	8,232	(1,430)	-	-	6,802
Tax benefit on options
exercised	-	-	-	-	962	-	-	962
Dividends	-	-	-	-	-	(3,326)	-	(3,326)
Issued in settlement of
convertible debentures	-	-	285	8	-	-	-	8

Preferred Shares:
Redeemed for cash	(1,569,190)	(39,232)	-	-	-	-	-	(39,232)
Converted to Subordinate
Voting Shares	(3,661,444)	(91,530)	2,889,900	96,326	-	(4,796)	-	-
Dividends	-	-	18,292	609	-	(3,146)	-	(2,537)
Balance, June 30, 2013	-	$-	33,257,081	$223,996	$33,252	$(105,405)	$19,849	$171,692

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012
Cash provided by (used in)

Operating activities
Net earnings	$4,491	$14,649	$(3,728)	$3,812

Items not affecting cash:
Depreciation and amortization	29,594	12,253	43,092	24,722
Deferred income tax	(11,293)	(3,289)	(16,298)	(10,486)
Other	183	3,560	1,405	4,552

Changes in non-cash working capital:
Accounts receivable	(4,034)	(35,669)	2,969	(9,239)
Inventories	(6,746)	(2,425)	(631)	(6,601)
Prepaid expenses and other current assets	1,717	(3,069)	(1,032)	(4,488)
Payables and accruals	(5,413)	21,958	(88,948)	(50,627)
Unearned revenues	8,147	7,423	12,444	8,679
Other liabilities	1,158	2,520	1,730	3,282
Net cash provided by (used in) operating activities	17,804	17,911	(48,997)	(36,394)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(7,499)	(554)	(34,688)	(13,205)
Purchases of fixed assets	(6,445)	(7,429)	(12,106)	(14,299)
Other investing activities	421	579	(3,636)	451
Net cash used in investing activities	(13,523)	(7,404)	(50,430)	(27,053)

Financing activities
Increase in long-term debt	85,249	32,537	331,595	318,741
Repayment of long-term debt	(39,212)	(26,120)	(193,160)	(256,390)
Purchases of non-controlling interests	(1,540)	(2,592)	(2,529)	(1,631)
Proceeds received on exercise of options	6,010	45	6,802	5,671
Incremental tax benefit on stock options exercised	877	6	962	512
Dividends paid to preferred shareholders	(249)	(2,460)	(2,537)	(4,920)
Distributions paid to non-controlling interests	(7,386)	(2,111)	(13,040)	(8,144)
Repurchases of Subordinate Voting Shares	-	-	-	(6,311)
Redemption of Preferred Shares	(39,232)	-	(39,232)	-
Other financing activities	-	(410)	(563)	(5,270)
Net cash provided by (used in) financing activities	4,517	(1,105)	88,298	42,258

Effect of exchange rate changes on cash	(5,516)	(362)	(6,715)	427

Increase (decrease) in cash and cash equivalents	3,282	9,040	(17,844)	(20,762)

Cash and cash equivalents, beginning of period	87,558	67,997	108,684	97,799

Cash and cash equivalents, end of period	$90,840	$77,037	$90,840	$77,037

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2013
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Property Management and Property Services.  The Company operates as Colliers International within CRE; FirstService Residential and American Pool Enterprises within Residential Property Management; and Paul Davis Restoration, California Closets, Certa Pro Painters and several other franchise brands within Property Services.

2.           SUMMARY OF PRESENTATION – These Interim Condensed Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These Financial Statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the Financial Statements contain all adjustments necessary to present fairly the financial position of the Company as at June 30, 2013 and the results of operations and its cash flows for the three and six month periods ended June 30, 2013.  All such adjustments are of a normal recurring nature.  The results of operations for the three and six month periods ended June 30, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – On January 1, 2013, the Company adopted updated guidance issued by the FASB on comprehensive income (ASU 2013-02).  This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The guidance did not have a material impact on the Company’s results of operations, financial position or disclosure.

4.           ACQUISITIONS – In the six months ended June 30, 2013, the Company acquired controlling interests in six companies, five in the CRE segment and one in the Residential Property Management segment.  In the CRE segment, the company acquired controlling interest in Colliers Schauer & Scholl GmbH, Colliers Brautigam & Kramer GmbH, Colliers Schon and Lopez Schmitt GmbH, and Trombello Kölbel Immobilienconsulting GmbH (collectively, “Colliers Germany”) as well as Urban Properties International Real Estate Management B.V.. These acquisitions expanded the CRE segment’s geographic presence to new markets, including Munich, Stuttgart, Frankfurt, Dusseldorf, Berlin and the Netherlands. In the Residential Property Management segment, the company acquired a firm operating in Edmonton, Canada, expanding FirstService’s geographic presence in this market. The acquisition date fair value of consideration transferred was as follows: cash of $34,688 (net of cash acquired of $17,111) and contingent consideration of $7,258 (2012 - cash of $13,205 and contingent consideration of nil). The preliminary purchase price allocations are not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period.  If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period.  The fair value recorded on the consolidated balance sheet as at June 30, 2013 was $20,875 (see note 9).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $20,000 to a maximum of $23,500. The compensation element is recorded on a straight line basis over the contingency period and as of June 30, 2013 totaled $9,644, and was recorded in “Accrued liabilities” on the balance sheet.  The estimated range of outcomes related to the compensation element is $10,700 to a maximum of $12,600. The contingencies will expire during the period extending to December 2014.  During the six months ended June 30, 2013, $663 was paid with reference to such contingent consideration (2012 - $3,462).  In addition, as at June 30, 2013, the Company had recorded in “Accrued Liabilities” nil of consideration payable related to acquisitions where all contingencies had been resolved (December 31, 2012 - $658).

5.           ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012

Contingent consideration compensation expense	$1,311	$940	$2,736	$1,944
Contingent consideration fair value adjustments	1,196	373	1,199	1,062
Transaction costs	1,234	1,561	2,012	3,868
Reclassification from accumulated other comprehensive loss	-	-	-	2,553
	$3,741	$2,874	$5,947	$9,427

On March 28, 2012, Colliers International UK entered an administration process, and as a result the Company’s 29.5% equity investment, held since October 2009, ceased. As such, the Company released $2,553 of accumulated other comprehensive losses related to this investment into earnings.

6.           OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012

Income from equity method investments	$(290)	$(345)	$(547)	$(430)
Other	(255)	220	(232)	142
	$(545)	$(125)	$(779)	$(288)

7.           INCOME TAX – The provision for income tax for the six months ended June 30, 2013 reflected an effective tax rate of 17% (2012 - 50%) relative to the combined statutory rate of approximately 28% (2012 - 28%). In the current year period, the difference between the effective rate and the statutory rate is related to the accelerated amortization of intangible assets, discrete items and the impact of non-controlling interests.  In the prior year period, the difference between the effective rate and the statutory rate is attributable to the geographic mix of taxable earnings and losses and the impact of discrete items.

8.           LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $350,000 committed senior revolving credit facility including an uncommitted accordion provision allowing for an additional $100,000 of borrowing capacity under the same terms.  The revolving credit facility has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios.

On January 16, 2013, the Company completed a private placement of $150,000 of senior secured notes with a fixed interest rate of 3.84% (the “3.84% Notes”).  The 3.84% Notes were purchased directly by two US based institutional investors.  The 3.84% Notes have a twelve year term extending to January 16, 2025 with five equal annual principal repayments beginning on January 16, 2021.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various collateral including an interest in all of the assets of the Company.  The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The Company has issued and outstanding $76,992 principal amount of 6.50% convertible unsecured subordinated debentures (“Convertible Debentures”) with a maturity date of December 31, 2014.  At the holder’s option, the Convertible Debentures may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 35.7143 common shares per $1,000 principal amount of Convertible Debentures (which represents an initial conversion price of $28.00 per share).  The Company may also, at its option, redeem the Convertible Debentures at any time.  Subject to specified conditions, the Company has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares.  The Company also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares.  The Convertible Debentures are unsecured and contain no financial ratio covenants.

9.           FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2013:

		Fair value measurements at June 30, 2013

	Carrying value at
	June 30, 2013	Level 1	Level 2	Level 3

Interest rate swap asset	$201	$-	$201	$-
Contingent consideration liability	20,875	-	-	20,875

The fair value of the interest rate swap asset was determined using widely accepted valuation techniques.  The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs.  The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 9.0% to 12.5%).  Changes in the fair value of the contingent consideration liability are comprised of the following:

2013

Balance, January 1	$13,000
Amounts recognized on acquisitions	7,258
Fair value adjustments	1,199
Resolved and settled in cash	(663)
Foreign exchange	81
Balance, June 30	$20,875

Less: Current portion (included in "Accrued liabilities")	13,525
Non-current portion	$7,350

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The inputs to the measurement of the fair value of long term debt are Level 3 inputs.  The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 0.8% to 3.0%).  Convertible debentures are valued using the market price which is a Level 1 input.  The following are estimates of the fair values for other financial instruments:

	June 30, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$7,317	$7,317	$6,328	$6,328
Long-term debt	475,640	540,316	337,205	347,319
Convertible debentures	76,992	89,118	77,000	86,048

10.         NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

2013

Balance, January 1	$151,969
NCI share of earnings	4,537
NCI share of other comprehensive earnings	218
NCI redemption increment	11,848
Distributions paid to NCI	(13,040)
Purchases of interests from NCI, net	(5,106)
NCI recognized on business acquisitions	42,515
Balance, June 30	$192,941

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of June 30, 2013 was $181,808.  The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain NCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2013, approximately 5,700,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

11.         NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2013	2012	2013	2012

Basic shares	32,119	30,029	31,116	30,006
Assumed exercise of Company stock options	318	326	376	360
Diluted shares	32,437	30,355	31,492	30,366

12.         STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at June 30, 2013, there were 303,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.  There were 417,000 stock options granted during the six months ended June 30, 2013 (2012 - 327,000).  Stock option activity for the six months ended June 30, 2013 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,729,200	$22.31
Granted	417,000	31.24
Exercised	(278,500)	17.29
Shares issuable under options -
End of period	1,867,700	$25.05	2.77	$11,900
Options exercisable - End of period	886,400	$20.37	1.89	$9,728

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2013 was $2,323 (2012 - $1,715).  As of June 30, 2013, there was $6,140 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years.  During the six month period ended June 30, 2013, the fair value of options vested was $3,856 (2012 - $3,417).

Subsidiary stock option plan
The Company has stock option plans at its CRE subsidiary entitling the holders to acquire up to a 2.2% interest in the subsidiary as at June 30, 2013. From the inception of the plan up to June 30, 2013, stock options representing an 8.3% interest in the subsidiary were exercised. Options, as well as shares acquired upon option exercise under the subsidiary stock option plan are liability classified awards because the underlying stock is also classified as a liability. The fair value of the liability relating to these awards is calculated each period using the Black-Scholes option pricing model. The fair value of the liability related to these awards as at June 30, 2013 was $4,071 (December 31, 2012 - $4,266) and compensation expense recognized related to the awards for the six months ended June 30, 2013 was a recovery of $195 (2012 - nil).

13.         PREFERRED SHARES – On May 3, 2013, the Company eliminated all of its outstanding Preferred Shares, redeeming 30% for cash consideration of $39,232 and converting the remaining Preferred Shares into Subordinate Voting Shares.   The Preferred Shares were converted to Subordinate Voting Shares based on 95% of the weighted average trading price of the Subordinate Voting Shares on the NASDAQ stock market for the 20 trading days ended April 29, 2013 (such weighted average trading price being $33.34).  As a result, 2,889,900 new Subordinate Voting Shares were issued from treasury.

14.         CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.         AMORTIZATION OF INTANGIBLE ASSETS – During the six months ended June 30, 2013, the Company recorded accelerated amortization of certain intangible assets including  (i) $11,184 of accelerated amortization of trademarks and trade names in the Residential Property Management segment as a result of re-branding, (ii) $1,800 of accelerated amortization of franchise rights in the Property Services segment and (iii) $1,522 of brokerage backlog amortization related to recent Commercial Real Estate Services acquisitions.

16.         SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in North America.  Property Services provides franchised and Company-owned property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Three months ended June 30

2013
Revenues	$311,668	$234,802	$55,408	$44	$601,922
Operating earnings	9,919	(43)	4,805	(3,532)	11,149

2012
Revenues	$291,635	$214,052	$87,455	$51	$593,193
Operating earnings	10,725	12,768	6,599	(4,735)	25,357

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Six months ended June 30

2013
Revenues	$558,757	$441,373	$99,744	$100	$1,099,974
Operating earnings	3,344	7,708	2,275	(7,513)	5,814

2012
Revenues	$504,905	$405,941	$172,301	$102	$1,083,249
Operating earnings	(3,644)	20,836	7,203	(8,237)	16,158

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended June 30

2013
Revenues	$379,270	$82,951	$41,224	$98,477	$601,922
Total long-lived assets	452,504	91,365	46,053	165,207	755,129

2012
Revenues	$386,286	$80,621	$44,608	$81,678	$593,193
Total long-lived assets	465,760	94,185	49,491	61,643	671,079

	United States	Canada	Australia	Other	Consolidated

Six months ended June 30

2013
Revenues	$699,283	$153,750	$80,198	$166,743	$1,099,974

2012
Revenues	$732,220	$146,597	$78,113	$126,319	$1,083,249

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2013
(in US dollars)
August 1, 2013

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three and six month periods ended June 30, 2013 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2012. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six month periods ended June 30, 2013 and up to and including August 1, 2013.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Consolidated review

Two of our three service lines reported solid revenue growth for the second quarter of 2013, partially offset by a decline in revenues at our Property Services division as a result of year-over-year reductions in property preservation and distressed asset management volumes. Consolidated revenue growth for the second quarter of 2013 was 1%.

During the first and second quarters of 2013, we acquired controlling interests in four commercial real estate services businesses in Germany, with operations in the cities of Munich, Stuttgart, Frankfurt, Dusseldorf and Berlin (collectively “Colliers Germany”). Senior management of each of the businesses retained 40% of the equity in the operations. Colliers Germany is the German affiliate of Colliers International, with operations that generated approximately $70 million of revenues in 2012.

In May 2013, we completed a plan to simplify the Company’s capital structure and initiate a dividend on the Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”). The plan involved the elimination of the 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”) on May 3, 2013 by way of a partial redemption immediately followed by a conversion of all remaining Preferred Shares into Subordinate Voting Shares. We paid $39.2 million in cash on redemption, and issued 2.9 million new Subordinate Voting Shares from treasury on conversion. We paid our first quarterly Common Share dividend on July 10, 2013.

In June 2013, our residential property management operations, which had operated as 18 separate brands in markets across North America, re-branded under the “FirstService Residential” name. The adoption of common branding was designed to signify the Company’s market leadership, commitment to service excellence and to leverage the Company’s industry-leading strengths to the benefit of current and future clients.

Results of operations - three months ended June 30, 2013

Revenues for our second quarter were $601.9 million, 1% higher than the comparable prior year quarter.  Acquisitions contributed 1% to revenues. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, were flat.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $46.4 million versus $41.2 million reported in the prior year quarter. Our Adjusted EBITDA margin was 7.7% of revenues versus 6.9% of revenues in the prior year quarter, primarily as a result of increased productivity and efficiency in our Commercial Real Estate Services division, offset by re-branding and related costs in Residential Property Management. Operating earnings for the second quarter were $11.1 million, down from $25.4 million in the prior year period, and were negatively impacted by accelerated amortization of intangible assets recorded during the quarter. The operating earnings margin was 1.9% versus 4.3% in the prior year quarter.

Depreciation and amortization expense totalled $29.6 million for the quarter relative to $12.3 million for the prior year quarter. The current period’s results included (i) $11.2 million of accelerated amortization of trademarks and trade names in our Residential Property Management segment as a result of Residential Property Management re-branding, (ii) $1.8 million of accelerated amortization of franchise rights in our Property Services segment and (iii) $1.5 million of brokerage backlog amortization related to recent Commercial Real Estate Services acquisitions.

Net interest expense was $5.9 million, versus $4.3 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 4.6%, up from 3.9% in the prior year quarter due to the replacement of floating bank debt with 3.84% Senior Notes due January 2025 in our first quarter, which increased our average interest rate, as well as incremental borrowings in 2013 to fund acquisitions and the Preferred Share redemption.

The consolidated income tax rate for the quarter was 23%, relative to 31% of earnings before income tax in the prior year quarter. The current period’s tax rate was positively impacted by the accelerated amortization of intangible assets recorded in the quarter, discrete items and non-controlling interests.

Net earnings for the quarter were $4.5 million, versus $14.6 million in the prior year quarter.  The decrease was primarily attributable to the accelerated amortization and re-branding related costs.

Our Commercial Real Estate segment generated $311.7 million of revenues during the second quarter, an increase of 7%, which included a 4% increase related to recent acquisitions and a 1% decrease related to foreign currency exchange rate fluctuations relative to the US dollar. Internal revenue growth measured in local currency was 4%, and was comprised primarily of increased investment sales brokerage and appraisal. Regionally, Americas internal revenues were up 4% (5% on a local currency basis), Asia Pacific internal revenues were up 3% (4% on a local currency basis) and Europe internal revenues were up 1% (1% on a local currency basis). Second quarter Adjusted EBITDA was $25.1 million, up from $17.9 million in the year-ago period. Results in the current year period were favorably impacted by increased productivity and operating efficiency, particularly in the Americas region.

The Residential Property Management segment reported revenues of $234.8 million for the second quarter, up 10% versus the prior year quarter. Excluding the impact of recently completed acquisitions, internal revenues were up 9% as a result of strong client retention and new client wins. Adjusted EBITDA was $15.0 million, down from $18.8 million in the prior year quarter. Profitability was impacted by re-branding costs, enhancements to the information technology platform and other related costs totalling $4.0 million during the quarter.

Second quarter Property Services revenues were $55.4 million, down 37% relative to the prior year period, primarily due to a reduction in the flow of new properties coming under service in our property preservation and distressed asset management contractor network, offset by a 12% increase in revenues from franchised brands operations. Adjusted EBITDA for the quarter was $8.9 million, up from $8.6 million in the prior year period, reflecting the profitable stabilization of the cost structure in the segment in line with reduced revenues.

Corporate costs were $2.6 million for the quarter, relative to $4.1 million in the prior year period.  The prior period’s results were impacted by an accrual for a loss under our high retention self-insurance program.

Results of operations - six months ended June 30, 2013

Revenues for the six months ended June 30, 2013 were $1.10 billion, 2% higher than the comparable prior year period. Acquisitions contributed 3% to revenues, while the impact of foreign exchange relative to the US dollar was flat. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, were down 1%.

Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $57.0 million versus $52.0 million reported in the comparable prior year period. Our Adjusted EBITDA margin was 5.2% of revenues versus 4.8% of revenues in the prior year period, primarily due to improved profitability in the Commercial Real Estate segment. Operating earnings for the period were $5.8 million, down from $16.2 million in the prior year period, attributable in large part to accelerated amortization of intangible assets during the second quarter. The prior year’s operating earnings were impacted by acquisition-related items in our Commercial Real Estate segment attributable to our March 2012 Colliers UK acquisition. Our operating earnings margin was 0.5% versus 1.5% in the prior year period.

We recorded depreciation and amortization expense of $43.1 million for the six month period relative to $24.7 million for the prior year period. The current period results included accelerated amortization related to (i) $11.2 million of trademarks and trade names in our Residential Property Management segment on re-branding; (ii) $1.8 million of franchise rights in our Property Services segment and (iii) $1.5 million of brokerage backlog related to recently completed Commercial Real Estate Services acquisitions.

Net interest expense for the six month period was $11.1 million, up from $8.8 million recorded in the prior year period.  The average interest rate on debt during the period was 4.8%, up from 4.2% in the prior year period as a result of issuing the 3.84% Senior Notes due January 2025 in the first quarter, which replaced floating rate bank debt at a lower interest rate. Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $461.8 million versus $378.7 million a year ago.

Our consolidated income tax rate was 17%, versus 50% of the earnings before income tax in the prior year to date period. The current period’s rate was positively impacted by accelerated amortization of intangible assets, discrete items and non-controlling interests. The prior period’s rate was negatively impacted by geographic earnings mix as well as the impact of discrete items.

The net loss for the six month period was $3.7 million, versus earnings of $3.8 million in the prior year period.  The change was primarily comprised of the $14.5 million of accelerated amortization, net of income tax, recorded during the period.

The Commercial Real Estate segment reported revenues of $558.8 million during the six months ended June 30, 2013, an increase of 11% relative to the prior year period. Of the revenue growth, 7% was attributable to recent acquisitions, and 4% was attributable to internal growth, with changes in foreign exchange rates having only a nominal impact. Internal growth was comprised primarily of increased brokerage and appraisal activity. Regionally, Americas internal revenues were up 4% (5% on a local currency basis), Asia Pacific internal revenues were up 6% (7% on a local currency basis), and Europe revenues were flat (flat on a local currency basis). Adjusted EBITDA for the period was $27.7 million, up from $15.9 million in the year-ago period. The margin was 5.0%, relative to 3.2% in the prior year period. The current period’s margin was favorably impacted by operating leverage from growth in multi-market assignments and corporate services, as well as operating efficiencies and productivity improvements.

Our Residential Property Management segment reported revenues of $441.4 million for the six month period, up 9% over the prior year period. After considering recently completed acquisitions, internal revenues were up 8%.  Adjusted EBITDA was $25.9 million relative to $31.0 million in the prior year period. Current year profitability was adversely affected by re-branding costs, enhancements to the information technology platform and other related costs totalling $5.2 million during the six month period.

For the six month period, Property Services revenues were $99.7 million, a decrease of 42% relative to the prior year period. The revenue decline was attributable to the segment’s property preservation and distressed asset management contractor network operations, which experienced declines in new property volumes, consistent with market reductions in foreclosure activity, partially offset by a 12% increase in franchise brand operations. Adjusted EBITDA for the period was $8.6 million versus $11.5 million in the one year ago period, with the reduction attributable to the revenue decline, but mitigated by a reduction in the cost structure to align with reduced volumes.

Corporate costs for the six month period were $5.2 million, relative to $6.3 million in the prior year period. The prior year period was impacted by an accrual for a loss under our high retention self-insurance program. The current year period was impacted by costs for an acquisition that was not ultimately completed.

Re-branding to “FirstService Residential”

In June 2013, our residential property management operations, which had operated as 18 separate brands in markets across North America, re-branded under the “FirstService Residential” name. The adoption of common branding was designed to signify the Company’s market leadership, commitment to service excellence and to leverage the Company’s industry-leading strengths to the benefit of current and future clients. Legacy trademarks and trade names were subject to accelerated amortization resulting in $11.2 million of additional amortization expense during the quarter ended June 30, 2013.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2013
Revenues	$498,052	$601,922
Operating earnings (loss)	(5,335)	11,149
Net earnings (loss) per common share:
Basic	(0.55)	(0.21)
Diluted	(0.55)	(0.21)

YEAR ENDED DECEMBER 31, 2012
Revenues	$490,056	$593,193	$589,754	$632,534
Operating earnings (loss)	(9,199)	25,357	31,268	30,971
Net earnings (loss) per common share:
Basic	(0.55)	0.28	-	0.14
Diluted	(0.55)	0.28	-	0.14

YEAR ENDED DECEMBER 31, 2011
Revenues			$585,424	$594,893
Operating earnings			32,466	28,832
Net earnings per common share:
Basic			0.17	2.19
Diluted			0.17	2.01

OTHER DATA
Adjusted EBITDA - 2013	$10,554	$46,427
Adjusted EBITDA - 2012	10,831	41,191	$48,759	$54,879
Adjusted EBITDA - 2011			47,633	44,485
Adjusted EPS - 2013	(0.20)	0.58
Adjusted EPS - 2012	(0.10)	0.45	0.60	0.68
Adjusted EPS - 2011			0.61	0.52

Seasonality and quarterly fluctuations

Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The Commercial Real Estate segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 30% of annual consolidated revenues.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “Adjusted EBITDA” and “Adjusted earnings per common share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items and (vi) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets.  We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations.  We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry.  This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP.  Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2013	2012	2013	2012

Net earnings (loss)	$4,491	$14,649	$(3,728)	$3,812
Income tax	1,311	6,567	(743)	3,861
Other expense (income)	(545)	(125)	(779)	(288)
Interest expense, net	5,892	4,266	11,064	8,773
Operating earnings	11,149	25,357	5,814	16,158
Depreciation and amortization	29,594	12,253	43,092	24,722
Acquisition-related items	3,741	2,874	5,947	9,427
Stock-based compensation expense	1,943	707	2,128	1,715
Adjusted EBITDA	$46,427	$41,191	$56,981	$52,022

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted diluted net earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings and of diluted net earnings (loss) per common share to adjusted earnings per common share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2013	2012	2013	2012

Net earnings (loss) attributable to common shareholders	$(6,732)	$8,360	$(23,259)	$(8,047)
Non-controlling interest redemption increment	6,268	(537)	11,848	3,096
Acquisition-related items	3,741	2,874	5,947	9,427
Amortization of intangible assets (1)	20,220	4,490	24,788	9,288
Stock-based compensation expense	1,943	707	2,128	1,715
Income tax on adjustments	(4,655)	(1,858)	(6,694)	(3,951)
Non-controlling interest on adjustments	(2,038)	(340)	(2,139)	(864)
Adjusted net earnings	$18,747	$13,696	$12,619	$10,664

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2013	2012	2013	2012

Diluted net earnings (loss) per common share	$(0.21)	$0.28	$(0.75)	$(0.27)
Non-controlling interest redemption increment	0.19	(0.02)	0.38	0.10
Acquisition-related items	0.11	0.08	0.19	0.29
Amortization of intangible assets, net of tax (1)	0.44	0.09	0.54	0.19
Stock-based compensation expense, net of tax	0.05	0.02	0.04	0.04
Adjusted earnings per common share	$0.58	$0.45	$0.40	$0.35

(1)
Amortization of intangible assets for the three and six month periods ended June 30, 2013 includes $11.2 million ($0.29 per common share) of accelerated amortization related to legacy regional trademarks and trade names in connection with residential property management re-branding.

We believe that the presentation of Adjusted EBITDA and adjusted earnings per common share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.  We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry.  We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company.  Adjusted EBITDA and Adjusted earnings per common share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.  Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP.  As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

Net cash used by operating activities for the six month period ended June 30, 2013 was $49.0 million, versus cash used of $36.4 million the prior year period. The decline in operating cash flow was attributable to an increase in working capital usage, primarily in our Commercial Real Estate division. Operating cash flow was positive for the second quarter of 2013 and is expected to be positive in the third and fourth quarters. We believe that cash from operations, which is expected to be positive on an annual basis, and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2013, capital expenditures were $12.1 million. Significant purchases included information technology systems in our Residential Property Management segment. Based on our current operations, capital expenditures for the year ending December 31, 2013 are expected to be in the range of $35 to $40 million.

During the six months ended June 30, 2013, we made several business acquisitions in the Commercial Real Estate segment, acquiring a 60% interest in the entities comprising Colliers Germany as well as a Netherlands-based asset and property management firm, at a combined initial cash cost of $34.7 million.

On May 3, 2013, we completed the partial redemption and conversion of our Preferred Shares, which resulted in the elimination of the Preferred Shares from our capital structure. The redemption was completed at a cash cost of $39.2 million. The conversion resulted in the issuance of 2.9 million new Subordinate Voting Shares from treasury.

On July 10, 2013, we paid our first quarterly dividend of $0.10 on the Common Shares in respect of the quarter ended June 30, 2013. The Company’s policy is to pay quarterly dividends going forward, subject to the discretion of the Board of Directors.

Net indebtedness as at June 30, 2013 was $461.8 million, versus $305.5 million at December 31, 2012. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. The change in indebtedness was attributable to investments in working capital, the Preferred Share redemption and business acquisitions. We are in compliance with the covenants within our financing agreements as at June 30, 2013 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $70.9 million of available un-drawn credit as of June 30, 2013.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $36.1 million as at June 30, 2013 ($27.8 million as at December 31, 2012) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to December 2014. The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 90% of the contingent consideration outstanding as of June 30, 2013 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2013:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$473,184	$35,539	$46,115	$241,530	$150,000
Convertible debentures	76,992	-	76,992	-	-
Capital lease obligations	2,456	1,283	1,116	57	-
Operating leases	270,471	64,515	91,167	49,981	64,808

Total contractual obligations	$823,103	$101,337	$215,390	$291,568	$214,808

At June 30, 2013, we had commercial commitments totaling $10.4 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes and Convertible Debentures at a weighted average interest rate of 5.0%.

Non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	June 30	December 31
(in thousands of US$)	2013	2012

Commercial Real Estate	$110,535	$67,179
Residential Property Management	59,304	60,661
Property Services	11,969	11,888
	$181,808	$139,728

The increase in NCI during the six months ended June 30, 2013 was largely attributable to the acquisition of Colliers Germany. The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position. As at June 30, 2013, the NCI recorded on the balance sheet was $192.9 million. The purchase prices of the NCI may be satisfied in cash or in Subordinate Voting Shares of FirstService.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 13 and 19 to the December 31, 2012 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2012.

Recently adopted accounting standards

On January 1, 2013, the Company adopted updated guidance issued by the FASB on comprehensive income (ASU 2013-01). This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The guidance did not have a material impact on the Company’s results of operations, financial position or disclosure.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards (“IFRS”). In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP. Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As of the date of this MD&A, we had one interest rate swap in place to exchange the fixed interest rate on $30.0 million of notional value on our Senior Notes for a floating rate.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

The Company also has outstanding $77.0 million principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder’s option, the Convertible Debentures may be converted into Subordinate Voting Shares of FirstService at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is $28.00 for each Subordinate Voting Share, subject to adjustment in certain circumstances. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService’s option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled “Description Of The Securities Being Distributed” contained in the Company’s prospectus dated November 3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

As of the date hereof, the Company has outstanding 31,931,387 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof: (a) 1,867,700 Subordinate Voting Shares are issuable upon exercise of options granted under the Company stock option plan; and (b) 2,749,715 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of $28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain “change of control” transactions.

On May 3, 2013, the Company redeemed and converted all of the Preferred Shares, which resulted in the elimination of the Preferred Shares. The Company paid $39.2 million in cash on redemption and issued 2,889,900 new Subordinate Voting Shares from treasury on the conversion.

Canadian tax treatment of dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Common Shares and Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three and six month periods ended June 30, 2013 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, loan default rates, foreclosure rates and the conversion rates of properties to lender-owned.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.